Room 4561

May 11, 2006

Mr. Jean-Paul Ouellette
Chief Executive Officer
Vision Global Solutions Inc.
455 Notre Dame Street East
Montreal, Quebec
Canada H2Y 1C9

> **Re:** **Vision Global Solutions Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2005**
> **Filed July 19, 2005**
> **File No. 000-31104**

Dear Mr. Ouellette:

We have reviewed your response letter dated March 31, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Independent Auditor's Report

1. We are reissuing prior comment number 1 as your response does not appear to address the appropriate issues. In this regard, we note that your response is substantially the same as your response to comment number 1 in our previous letter to you dated December 22, 2005.

Notes to Consolidated Financial Statements

Note 1 – Summary of Accounting Policies

Revenue Recognition

2.   We have read your response to prior comment number 3 and note that your response is inconsistent with your prior correspondence which indicated that you sell multiple-element arrangements and account for these arrangements using the residual method.   In addition, your most recent response letter appears to clearly indicate that your arrangements include multiple elements. Please explain to us why, in your response to this comment, you conclude that your arrangements do not include multiple elements. As part of your response, tell us how you considered the guidance in AICPA Technical Practice Aid 5100.39.

3.   We have read your response to prior comment number 4 and it remains unclear to us how you establish VSOE for PCS in your multi-year term-based licenses. In this regard, we note that your response indicates that your term licenses range from 12 to 60 months and that the PCS is typically provided over the same period. This is inconsistent with the statement you make indicating that the PCS period does not exceed one year. Please address this inconsistency.   As part of your response, please explain to us how you have considered bullet number one of TPA 5100.54

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Christine Davis, Staff Accountant, at (202) 551-3408, Mark Kronforst, Assistant Chief Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

                                        Sincerely,

                                        Brad Skinner
                                        Accounting Branch Chief